UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 001-10284

A.

Full title of the plan and the address of the plan, if different  from that of the issuer named below:

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust
c/o Allied Irish Bank
450 Park Avenue
New York, New York 10022

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Allied Irish Banks, p.l.c. Bankcentre Ballsbridge Dublin 4, Ireland

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

* Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Pension Committee of
The Allied Irish Bank Capital Accumulation Retirement Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with the U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 26, 2009

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (note 3):
American Depository Receipts of Allied Irish Banks, p.l.c.	$255,772	1,153,542
Mutual funds	12,090,035	17,912,845
Common collective trust funds	5,701,058	5,726,514
Participant loans	295,727	157,103
Total investments	18,342,592	24,950,004

Contributions Receivable	—	60,610
Net assets available for plan benefits before adjustment	18,342,592	25,010,614

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1):	39,061	(18,824)

Net assets available for plan benefits	$18,381,653	24,991,790

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
(Reductions) Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investment (note 3)	$(9,430,175)	218,863
Interest	14,580	14,490
Dividends	752,379	1,351,537
Total investment (loss) income	(8,663,216)	1,584,890

Contributions:
Employer contributions	960,806	920,959
Participant contributions	1,763,265	1,725,194
Other Income
Total contributions	2,724,071	2,646,153
Total (reductions) additions	(5,939,145)	4,231,043

Deductions from net assets attributed to:
Benefits paid to participants	670,451	1,457,726
Administrative expenses	541	535
Total deductions	670,992	1,458,261
Net (decrease) increase	(6,610,137)	2,772,782

Net assets available for plan benefits at:
Beginning of year	24,991,790	22,219,008
End of year	$18,381,653	24,991,790

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(1)                     Description of the Plan

The following brief description of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established on January 24, 2003 as a spin-off from the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust. The Plan is a defined contribution plan covering employees of Allied Irish Bank (the Bank), a subsidiary of Allied Irish Banks, p.l.c. (the Plan Sponsor), which covers certain of its affiliates located in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Employees of the Bank and its affiliates are eligible to participate in the Plan upon completing or being scheduled to complete at least 1,000 hours of service during the twelve-month period beginning on the date of hire or during any Plan Year (January 1st through December 31st) that begins after the date of hire.

Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 40% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code (generally $15,500 for 2008 and 2007). Catch-up contributions, which are in accordance with Section 414(v) of the Internal Revenue Code (IRC), are also permitted for participants who expect to reach or are over the age of 50 by the Plan year-end up to a maximum of $5,000 in 2008 and 2007, bringing those participants’ statutory maximum contribution limitation to $20,500 for 2008 and 2007. The Bank will make matching contributions to the Plan on behalf of each participant which are based on his or her contributions (excluding catch-up contributions) at a rate of 100% for the first 3% of compensation contributed, and 50% of the next 3% compensation.  Eligible compensation is generally based upon W-2 wages, with add-backs for pre-tax deferrals to the Plan and any cafeteria plan or qualified transportation fringe benefit plan maintained by the Bank, and subtractions for reimbursements and other expense allowances (including under a non-accountable plan, as described in Treasury Regulation Section 1.62-2(c)), fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits.

Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make a rollover contribution into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

Investment Options

During 2008, participants may have directed contributions and the balance accumulated in their accounts among the following investment options:

Allied Irish Bank, plc. Stock Fund — This fund invests primarily in shares of the American Depository Receipts (ADR’s) of Allied Irish Bank, p.l.c., the ultimate parent of the Bank.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

T. Rowe Price Retirement 2005 Fund — This fund invests in a diversified portfolio consisting of about 55% stocks and 45% bonds as of December 31, 2008.

T. Rowe Price Retirement 2010 Fund — This fund invests in a diversified portfolio consisting of about 63% stocks and 37% bonds as of December 31, 2008.

T. Rowe Price Retirement 2015 Fund — This fund invests in a diversified portfolio consisting of about 70% stocks and 30% bonds as of December 31, 2008.

T. Rowe Price Retirement 2020 Fund — This fund invests in a diversified portfolio consisting of about 75% stocks and 25% bonds as of December 31, 2008.

T. Rowe Price Retirement 2025 Fund — This fund invests in a diversified portfolio consisting of about 82% stocks and 18% bonds as of December 31, 2008.

T. Rowe Price Retirement 2030 Fund — This fund invests in a diversified portfolio consisting of about 90% stocks and 10% bonds as of December 31, 2008.

T. Rowe Price Retirement 2035 Fund — This fund invests in a diversified portfolio consisting of about 90% stocks and 10% bonds as of December 31, 2008.

T. Rowe Price Retirement 2040 Fund — This fund invests in a diversified portfolio consisting of about 90% stocks and 10% bonds as of December 31, 2008.

T. Rowe Price Retirement 2045 Fund — This fund invests in a diversified portfolio consisting of about 93% stocks and 7% bonds as of December 31, 2008.

T. Rowe Price Retirement 2055 Fund — This fund invests in a diversified portfolio consisting of about 92% stocks and 8% bonds as of December 31, 2008.

T. Rowe Price Retirement Income Fund — This fund seeks total return over time by emphasizing both capital growth and income. It invests in a diversified portfolio consisting of about 60% bonds and 40% stocks.

T. Rowe Price Extended Equity Market Index Fund — This fund seeks to match the total return of U.S. stocks not included in the S&P 500 Index. It invests in the small and medium-sized stocks that make up the Dow Jones Wilshire 4500 Completion Index. This fund involves more risk than a fund investing primarily in large, established companies. It may also be more volatile than a fund that can move in and out of the stock market in reaction to market conditions. This fund will impose a redemption fee of 0.5% on shares held for 90 days or less.

T. Rowe Price Growth Stock Fund — This fund seeks long-term growth by investing primarily in well-established growth companies. It may be more volatile than a fund that invests in undervalued stocks. Some of its investments are overseas, so it is subject to the risks of international investing, including currency fluctuation.

T. Rowe Price Small-Cap Stock Fund — This fund seeks high long-term growth by investing in small companies.

Harbor International Fund — This fund seeks long-term total return, principally from growth of capital. The fund primarily invests in equity securities of foreign companies, including those in emerging market

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

countries. Companies in the fund’s portfolio generally have market capitalizations in excess of $1 billion.

Artisan Mid Cap Fund — This fund seeks maximum long-term capital growth.

Lord Abbett Mid-Cap Value Fund — This fund invests in mid-sized companies. The fund is comprised of a portfolio which has 60-80 stocks between $500 million and $10 billion in market capitalization.

Royce Micro-Cap Fund — This fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in the equities of micro-cap companies. It may invest the balance of assets in securities issued by larger companies and/or in nonconvertible preferred stocks and debt securities.

PIMCO Total Return Fund — This fund seeks total return consistent with preservation of capital. The fund normally invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The fund may invest up to 10% of assets in high-yield securities rated B or higher.

US Treasury Money Fund — The fund invests at least 80% of assets in U.S. Treasury securities, which are backed by the full faith and credit of the federal government.  It invests the remainder in other securities backed by the full faith and credit of the U.S. government.

Vanguard Windsor II Fund — This fund seeks long-term growth of capital and current income is a secondary consideration. The fund invests primarily in undervalued stocks of medium and large companies, characterized by above-average dividend yields and below-average price/earnings ratios relative to the stock market.

T. Rowe Price Stable Value Fund — This trust seeks to preserve its principal investment and offers competitive income consistent with the preservation of principal. It invests in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc.

T. Rowe Price Equity Index Trust — This trust seeks long-term growth. To the extent practical, it invests in the 500 stocks that make up the S&P 500® index. This trust may be more volatile than a fund that can move in and out of the stock market in reaction to market conditions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s (matching) contribution and Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in their accrued benefits in all accounts, including employer matching accounts.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance limited by the highest loan balance in the last 12 months. Most loans must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period more than five years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate determined at the time of borrowing and fixed for the life of the loan.  At December 31, 2008 and 2007, there were 15 and 20 individual loans outstanding, respectively, bearing interest rates ranging from 4% to 8.25% with maturities up to 30 years.

Payment of Benefits

Benefit payments begin at the participant’s election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan’s provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Administrative Expenses

All administrative expenses of the Plan are paid by the Bank, except expenses directly related to the management of each fund (such as investment management fees, commissions, and other transaction costs) which is charged against the assets of the total applicable fund to which such expenses directly relate.

(2)                     Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

On January 1, 2007, the Plan adopted FASB Interpretations (FIN) No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”).  FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions will “more likely than not” be sustained by the applicable tax authority.  The adoption of FIN 48 did not have an impact on the Plan’s financial statements.  The Internal Revenue Service, the primary oversight body of the Plan, generally has the ability to examine income tax returns for up to three prior years.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.  This pronouncement did not require any new fair value measurements.  In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No.157 (“FSP FAS 157-2), which defers the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually.  In February 2008, the Plan adopted FSP FAS 157-2.  In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP FAS 157-3).  FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued.  This FSP’s guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions.  The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the net assets or changes in net assets of the Plan.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”).  Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed.  FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.  The Company is currently evaluating the impact FSP 157-4 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. ADR’s of Allied Irish Banks, p.l.c. common stock and mutual funds are valued using quoted market prices from national exchanges.  Investments in common collective trust funds are shown at the Plan’s proportionate share of the fair value of such funds as determined by the fund manager.  Participant loans are recorded at fair value based upon a discounted cash flow analysis using a discount rate that approximates the current market rates for instruments having similar maturities.

The T. Rowe Price Stable Value fund (the Trust) is stated at fair value in the statement of net assets available for plan benefits and adjusted to contract value for purposes of the statement of changes in net assets available for plan benefits as reported to the Plan by T. Rowe Price.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Trust’s one-year total return was 4.52% for 2008 and 4.47% for 2007.  The thirty-day effective yield, also known as the crediting interest rate, was 3.97% at December 31, 2008 and 4.57% at December 31, 2007.  Both the one-year total return and the thirty-day effective yield for 2008 and 2007 are net of the annual trustee fee of 0.32% and 0.45%, respectively.  The crediting interest rate is calculated on a daily basis.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the Trust that causes a

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers’ consent is not obtained.  According to the Trust’s audited financial statements as of December 31, 2008, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.  To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the Trust without the need to access investment contracts.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurement of Investments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  FAS 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.   The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs.  In some cases, the fair value estimates cannot be substantiated by comparison to independent markets.  In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset.  Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2008:

	Total Fair Value	Level 1	Level 2	Level 3
ADR’s of Allied Irish Banks, p.l.c.	$255,772	255,772	—	—
Mutual funds	12,090,035	12,090,035	—	—
Common collective trust funds	5,701,058	—	5,701,058	—
Participant loans	295,727	—	—	295,727
Total	$18,342,592	12,345,807	5,701,058	295,727

The following table presents a reconciliation of Level 3 assets (participant loans) measured at fair value for the period January 1, 2008 to December 31, 2008.

Level 3 Assets
Beginning balance as of January 1, 2008	$157,103
Loan withdrawals	231,600
Principal repayments	(87,361)
Loan distribution	(5,615)

Ending balance as of December 31, 2008	$295,727

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2008 and 2007:

	2008	2007
Mutual Funds:
T. Rowe Price Retirement 2010 Fund	$ *	$1,419,736
T. Rowe Price Retirement 2030 Fund	933,680	1,702,476
T. Rowe Price Growth Stock Fund	979,233	1,468,208
T. Rowe Price Small-Cap Stock Fund	986,058	1,392,425
Harbor International Fund	2,323,021	4,816,047
Pimco Total Return Fund	992,054	*
Vanguard Windsor II Fund	1,934,248	2,608,564

Common Collective Trust Funds:
T. Rowe Price Stable Value Fund	4,166,929	3,184,905
T. Rowe Price Equity Index Trust	1,534,129	2,541,609

* less than 5% of the Plan’s net assets available for plan benefits as of December 31, 2008 or 2007

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

For the years ended December 31, 2008 and 2007, the Plan’s investments (including gains or losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007
ADR’s of Allied Irish Banks, p.l.c.	$(1,509,946)	$(276,969)
Common collective trust funds	(932,212)	144,328
Mutual funds	(6,988,017)	351,504
Total	$(9,430,175)	$218,863

(4)                 Risks and Uncertainties

The Plan offers a number of investment options consisting of ADR’s of Allied Irish Banks, p.l.c. and a variety of investment funds, some of which are common collective trust funds and mutual funds.  The investment funds include U.S. equities, international equities, and fixed income securities.  Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Plan Sponsor, which primarily invests in ADR’s of Allied Irish Banks, p.l.c.

The Plan invests directly or indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(5)                     Related Party Transactions (Parties-in-Interest)

Certain Plan investments are shares of ADR’s of Allied Irish Banks, p.l.c.  Allied Irish Banks, p.l.c. is the Plan Sponsor and the ultimate parent of the Bank.

Certain investments of the Plan are shares of funds managed by T. Rowe Price. T. Rowe Price Trust Company is the recordkeeper and a trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(6)                     Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated November 2, 2007, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

During 2007, the Bank discovered administrative errors relating to the calculation of pre-tax deferrals and matching contributions during the 2003 through 2007 plan years. The Bank has taken appropriate corrective action with respect to such errors pursuant to the IRS’s Employee Plans Compliance Resolution System (EPCRS) Program, resulting in additional allocations being made to the accounts of affected participants, approximating $60,610, in January, February and March 2008.  The Bank has sought IRS approval of the correction under EPCRS, which approval, if granted, will result in a compliance statement being issued to the effect that the IRS will not treat the Plan as failing to satisfy the applicable requirements of the IRC on account of the errors described in the compliance statement if the conditions of the compliance statement are satisfied.  As of the date of this report, a compliance statement has not been issued.  The Bank will bear any fees, penalties, or expenses associated with the correction.

(7)                     Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

(8)                     Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for plan benefits per the financial statement	$18,381,653	$24,991,790
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(39,061)	18,824
Net assets available for benefits per the Form 5500	$18,342,592	$25,010,614

The following is a reconciliation of net (decrease) increase in net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net (decrease) increase in net assets available for plan benefits per the financial statements	$(6,610,137)	$2,772,782
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(18,824)	24,695
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(39,061)	18,824
Total investment income per the Form 5500	$(6,668,022)	$2,816,301

Reclassification: Certain prior year amounts have been reclassified to conform to the current year presentation.

Supplemental Schedule

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2008

Identity of issue		Description of investment	Number of Shares/Units	Current Value

*	American Depository Receipts of Allied Irish Banks, p.l.c.	Common stock equivalents	54,536	$255,772

*	T. Rowe Price Retirement 2005 Fund	Mutual fund	57,062	493,014
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	81,305	911,425
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	45,685	379,182
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	23,134	257,023
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	35,887	284,941
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	83,663	933,680
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	63,403	493,911
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	31,081	344,379
*	T. Rowe Price Retirement 2045 Fund	Mutual fund	455	3,354
*	T. Rowe Price Retirement 2055 Fund	Mutual fund	120	733
*	T. Rowe Price Retirement Income Fund	Mutual fund	7,788	80,375
*	T. Rowe Price Extended Equity Market Index Fund	Mutual fund	7,278	68,921
*	T. Rowe Price Growth Stock Fund	Mutual fund	50,896	979,233
*	T. Rowe Price Small—Cap Stock Fund	Mutual fund	50,515	986,058
	Harbor International Fund	Mutual fund	57,902	2,323,021
	Artisan Mid Cap Fund	Mutual fund	13,013	221,350
	Lord Abbett Mid-Cap Value Fund	Mutual fund	21,785	227,220
	Royce Micro-Cap Fund	Mutual fund	19,597	175,004
	PIMCO Total Return Fund	Mutual fund	97,836	992,054
	US Treasury Money Fund	Mutual fund	909	909
	Vanguard Windsor II Fund	Mutual fund	101,217	1,934,248
				12,090,035

*	T. Rowe Price Stable Value Fund	Common collective trust fund	4,205,990	4,166,929
*	T. Rowe Price Equity Index Trust	Common collective trust fund	55,868	1,534,129
				5,701,058

*	Participant Loans	15 loans to participants with interest rates of 4.00% to 8.25 % with maturities up to 30 years		295,727
				$18,342,592

*    Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Allied Irish Bank Capital Accumulation
Retirement Plan and Trust

Date: June 26, 2009	By:	/s/ David P. Caulfield

Title: Senior Vice President, Director of HR

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of KPMG	Filed herewith